CONSENT OF AUTHOR

TO: Grand Portage Resources (the "Issuer")

AND TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
(collectively, the "**Commissions**")

AND TO:
The Toronto Stock Exchange (the "**TSX**")

RE:
Technical Report

I, William J. Burnett, do hereby consent to the filing of the written disclosure of the technical report titled **Technical Report on the Herbert Glacier Gold Project, Southeast Alaska** and dated May 28, 2012 (the "Technical Report") and any extracts from or a summary of the Technical Report in the reporting documents of Grand Portage Resources and to the filing of the Technical Report with the securities regulatory authorities referred to above.
I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the report contains any misrepresentation of the information contained in the Technical Report.

Dated this May 28, 2012

William J. Burnett, MSc., CPG